                                   FORM 11-K
                                 ANNUAL REPORT

                        PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(MARK ONE:)
  [X]       ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
            SECURITIES AND EXCHANGE ACT OF 1934
            FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998
  [ ]       TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
            SECURITIES AND EXCHANGE ACT OF 1934
            FOR THE TRANSITION PERIOD FROM           TO

COMMISSION FILE NUMBER: 0-24268

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
                           Palm Harbor Homes, Inc.
                           Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
                                   Palm Harbor Homes, Inc.
                                   15303 N. Dallas Pkwy. Suite 800
                                   Addison, TX 75001-4600

                            Financial Statements and
                             Supplemental Schedules

                             Palm Harbor Homes, Inc.
                              Employee Savings Plan

                     Years ended December 31, 1998 and 1997
                       with Report of Independent Auditors

                             Palm Harbor Homes, Inc.
                              Employee Savings Plan

                            Financial Statements and
                             Supplemental Schedules


                     Years ended December 31, 1998 and 1997




                                    CONTENTS

Report of Independent Auditors.......................................................................    1

Audited Financial Statements

Statements of Net Assets Available for Benefits......................................................    3
Statements of Changes in Net Assets Available for Benefits...........................................    7
Notes to Financial Statements........................................................................   11

Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes...........................................   17
Line 27b - Schedule of Loans or Fixed Income Obligations.............................................   18
Line 27d - Schedule of Reportable Transactions.......................................................   19

                Report of Ernst & Young LLP, Independent Auditors

Plan Administrator
Palm Harbor Homes, Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Palm Harbor Homes, Inc. Employee Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and loans or fixed income obligations as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund

Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                 ERNST & YOUNG LLP

June 4, 1999
Dallas, Texas

                  Palm Harbor Homes, Inc. Employee Savings Plan

                 Statements of Net Assets Available for Benefits


                                     ----------------------------------------------------------------------
                                        PALM
                                       HARBOR
                                        STOCK       PURITAN         GNMA          MAGELLAN
                                        FUND          FUND          FUND            FUND         CONTRAFUND
                                     ----------------------------------------------------------------------

ASSETS
Investments, at fair value         $ 2,053,530     $  263,538     $  107,206     $ 7,750,722     $ 7,508,301
Participant loans receivable              --             --             --              --              --
                                   -----------     ----------     ----------     -----------     -----------
Total investments                    2,053,530        263,538        107,206       7,750,722       7,508,301

Receivables:
   Participants'
     contributions                      53,884          7,019          6,059          92,833          70,370
   Employer's contribution              15,443          2,272          1,640          36,703          28,128
   Interest income                         165           --             --              --              --
                                   -----------     ----------     ----------     -----------     -----------
                                        69,492          9,291          7,699         129,536          98,498
                                   -----------     ----------     ----------     -----------     -----------
Total assets                         2,123,022        272,829        114,905       7,880,258       7,606,799

LIABILITIES
Contributions refundable                24,093          3,709          3,649          89,257         117,608
                                   -----------     ----------     ----------     -----------     -----------
Net assets available for
   benefits                        $ 2,098,929     $  269,120     $  111,256     $ 7,791,001     $ 7,489,191
                                   ===========     ==========     ==========     ===========     ===========

DECEMBER 31, 1998
-----------------------------------------------------------------------------------------------------------------
                                                           RETIREMENT    RETIREMENT
  GROWTH AND                      ASSET      DIVERSIFIED   GOVERNMENT      MONEY
    INCOME          VALUE        MANAGER    INTERNATIONAL     MONEY        MARKET
     FUND           FUND          FUND           FUND      MARKET FUND     FUND         LOAN FUND       TOTAL
------------------------------------------------------------------------------------------------------------------

  $8,161,956        $311,272   $2,762,177      $247,229    $4,188,160      $92,682    $       --     $33,446,773
      --              --           --            --            --           --           1,302,062     1,302,062
  ----------        --------   ----------      --------    ----------      -------    ------------   -----------
   8,161,956         311,272    2,762,177       247,229     4,188,160       92,682       1,302,062    34,748,835



      93,748          11,677       27,209        10,908        71,547       --              --           445,254
      34,465           3,372       11,506         2,890        20,918       --              --           157,337
      --              --           --            --            --           --              --               165
  ----------        --------   ----------      --------    ----------      -------    ------------   -----------
     128,213          15,049       38,715        13,798        92,465       --              --           602,756
  ----------        --------   ----------      --------    ----------      -------    ------------   -----------
   8,290,169         326,321    2,800,892       261,027     4,280,625       92,682       1,302,062    35,351,591


      87,917           1,745       18,986         1,122        12,606       --              --           360,692
  ----------        --------   ----------      --------    ----------      -------    ------------   -----------

  $8,202,252        $324,576   $2,781,906      $259,905    $4,268,019      $92,682      $1,302,062   $34,990,899
  ==========        ========   ==========      ========    ==========      =======    ============   ===========


See accompanying notes.

                  Palm Harbor Homes, Inc. Employee Savings Plan

                                 ----------------------------------------------------------------------
                                    PALM
                                   HARBOR
                                    STOCK       PURITAN         GNMA          MAGELLAN
                                    FUND          FUND          FUND            FUND         CONTRAFUND
                                 ----------------------------------------------------------------------

ASSETS
Investments, at fair value       $  510,248     $   70,902     $   53,581     $ 4,868,169     $ 5,310,067
Participant loans receivable           --             --             --              --              --
                                 ----------     ----------     ----------     -----------     -----------
Total investments                   510,248         70,902         53,581       4,868,169       5,310,067

Receivables:
   Participants'
     contributions                   15,677          2,873          2,268          70,565          59,081
   Employer's contribution            4,201            769            351          30,104          25,740
   Interest income                      160           --             --              --              --
                                 ----------     ----------     ----------     -----------     -----------
                                     20,038          3,642          2,619         100,669          84,821
                                 ----------     ----------     ----------     -----------     -----------
Total assets                        530,286         74,544         56,200       4,968,838       5,394,888

LIABILITIES
Contributions refundable             16,158          1,287              7          48,851          71,138
Fee Payable                              78           --             --              --              --
                                 ----------     ----------     ----------     -----------     -----------
Net assets available for
   benefits                      $  514,050     $   73,257     $   56,193     $ 4,919,987     $ 5,323,750
                                 ==========     ==========     ==========     ===========     ===========

DECEMBER 31, 1997
--------------------------------------------------------------------------------------------------------------
                                                                RETIREMENT
  GROWTH AND                       ASSET        DIVERSIFIED     GOVERNMENT
    INCOME          VALUE         MANAGER      INTERNATIONAL       MONEY
     FUND           FUND           FUND            FUND         MARKET FUND       LOAN FUND        TOTAL
--------------------------------------------------------------------------------------------------------------

$ 5,239,448     $   168,231     $ 2,251,906     $   110,048     $ 3,197,645     $      --       $ 21,780,245
       --              --              --              --              --           728,705          728,705
-----------     -----------     -----------     -----------     -----------     -----------     ------------
  5,239,448         168,231       2,251,906         110,048       3,197,645         728,705       22,508,950



     70,040           4,516          27,796           3,650          59,506            --            315,972
     29,361             963          12,320             821          17,754            --            122,384
       --              --              --              --              --              --                160
-----------     -----------     -----------     -----------     -----------     -----------     ------------
     99,401           5,479          40,116           4,471          77,260            --            438,516
-----------     -----------     -----------     -----------     -----------     -----------     ------------
  5,338,849         173,710       2,292,022         114,519       3,274,905         728,705       22,947,466


     59,307           1,545          13,873             779           6,799            --            219,744
       --              --              --              --              --              --                 78
-----------     -----------     -----------     -----------     -----------     -----------     ------------

$ 5,279,542     $   172,165     $ 2,278,149     $   113,740     $ 3,268,106     $   728,705     $ 22,727,644
===========     ===========     ===========     ===========     ===========     ===========     ============


See accompanying notes.

                  Palm Harbor Homes, Inc. Employee Savings Plan

           Statements of Changes in Net Assets Available for Benefits



                                             ---------------------------------------------------------------------------------
                                             PALM HARBOR        PURITAN           GNMA          MAGELLAN
                                             STOCK FUND          FUND             FUND            FUND          CONTRAFUND
                                             ---------------------------------------------------------------------------------

Net assets available for benefits at
   beginning of period                       $   514,050      $    73,257      $    56,193      $ 4,919,987      $ 5,323,750

Additions to net assets:
   Net appreciation (depreciation) in
     fair value of investments                  (187,954)           9,587             (188)       1,507,324        1,214,295
   Investment income                               1,801           20,966            3,419          317,648          530,360
   Interest on loans to participants               4,685              872               42           16,138           13,311
   Participants' contributions                   611,190          100,094           62,690        1,287,342        1,093,252
   Employer contributions                        178,009           31,380           19,866          485,288          427,848
   Rollover contributions                         63,344            4,378            2,489           47,676           20,208
   Transfer from merged plans                    112,142           26,237           20,827           92,304           83,460
                                             -----------      -----------      -----------      -----------      -----------
                                                 783,217          193,514          109,145        3,753,720        3,382,734

Deductions from net assets:
  Distributions to participants                  152,933           10,683           50,296          452,919          509,719
  Miscellaneous                                      569             --                225            7,256            1,694
                                             -----------      -----------      -----------      -----------      -----------
                                                 153,502           10,683           50,521          460,175          511,413

Other changes:
  Net increase (decrease) in loans to
     participants                                (45,632)          (9,477)          (8,614)         (93,740)          16,891
  Net interfund transfers                      1,000,796           22,509            5,053         (328,791)        (722,771)
                                             -----------      -----------      -----------      -----------      -----------
Net assets available for benefits at
   end of period                             $ 2,098,929      $   269,120      $   111,256      $ 7,791,001      $ 7,489,191
                                             ===========      ===========      ===========      ===========      ===========

YEAR ENDED DECEMBER 31, 1998
---------------------------------------------------------------------------------------------------------------------------------
                                                                     RETIREMENT
  GROWTH                                                             GOVERNMENT       RETIREMENT
    AND                           ASSET           DIVERSIFIED          MONEY             MONEY
  INCOME           VALUE         MANAGER         INTERNATIONAL         MARKET            MARKET
   FUND             FUND          FUND                FUND              FUND              FUND          LOAN FUND         TOTAL
----------------------------------------------------------------------------------------------------------------------------------

$ 5,279,542     $   172,165     $ 2,278,149       $   113,740       $ 3,268,106       $      --        $   728,705     $22,727,644



  1,273,402         (46,464)       (112,793)           13,871              --                --               --         3,671,080
    388,270          43,336         494,177             9,135           187,000             1,063             --         1,997,175
     11,766             996           7,857               352            13,104              --               --            69,123
  1,318,080         147,627         409,675           126,388           828,477              --               --         5,984,815
    488,124          44,593         167,183            32,976           (15,522)             --               --         1,859,745
     35,234           7,013          21,952             3,800             3,170              --               --           209,264
    134,058          24,692          45,737            45,996           295,786            91,619           49,847       1,022,705
-----------     -----------     -----------       -----------       -----------       -----------      -----------     -----------
  3,648,934         221,793       1,033,788           232,518         1,312,015            92,682           49,847      14,813,907


    402,142          19,816         215,549            11,894           580,845              --            116,256       2,523,052
      5,128            --             4,789              --              10,284              --             (2,345)         27,600
-----------     -----------     -----------       -----------       -----------       -----------      -----------     -----------
    407,270          19,816         220,338            11,894           591,129              --            113,911       2,550,652



   (248,992)           (792)        (59,501)           (2,529)         (185,035)             --            637,421            --
    (69,962)        (48,774)       (250,192)          (71,930)          464,062              --               --              --
-----------     -----------     -----------       -----------       -----------       -----------      -----------     -----------

$ 8,202,252     $   324,576     $ 2,781,906       $   259,905       $ 4,268,019       $    92,682      $ 1,302,062     $34,990,899
===========     ===========     ===========       ===========       ===========       ===========      ===========     ===========



See accompanying notes.

                  Palm Harbor Homes, Inc. Employee Savings Plan

                                        ---------------------------------------------------------------------------------
                                        PALM HARBOR        PURITAN          GNMA           MAGELLAN
                                         STOCK FUND          FUND           FUND             FUND           CONTRAFUND
                                        ---------------------------------------------------------------------------------

Net assets available for benefits
   at beginning of period                $      --        $      --       $      --        $ 2,675,825      $ 2,583,309

Additions to net assets:
   Net appreciation (depreciation)
     in fair value of investments             32,578              561             741          535,326          277,738
   Investment income                            --              4,044           1,655          280,005          490,764
   Interest on loans to participants             655              293            --             10,334            7,605
   Participants' contributions               124,903           21,477          18,261        1,051,877        1,051,082
   Employer contributions                     32,920            6,211           3,432          457,104          497,930
   Rollover contributions                      1,022             --               296          108,428           61,137
   Transfer from Newco Homes, L.P.
     Tax Savings Plan                         26,210            7,999             969          260,882        1,061,310
                                         -----------      -----------     -----------      -----------      -----------
                                             218,288           40,585          25,354        2,703,956        3,447,566

Deductions from net assets:
  Distributions to participants               14,097            1,351           1,081          374,311          293,147
  Miscellaneous                                   81             --              --              3,019              481
                                         -----------      -----------     -----------      -----------      -----------
                                              14,178            1,351           1,081          377,330          293,628

Other changes:
  Net increase (decrease) in loans
     to participants                            (724)             820          (1,395)         (58,864)         (17,151)
  Net interfund transfers                    310,664           33,203          33,315          (23,600)        (396,346)
                                         -----------      -----------     -----------      -----------      -----------
Net assets available for benefits
   at end of period                      $   514,050      $    73,257     $    56,193      $ 4,919,987      $ 5,323,750
                                         ===========      ===========     ===========      ===========      ===========

YEAR ENDED DECEMBER 31, 1997
---------------------------------------------------------------------------------------------------------------
                                                                     RETIREMENT
  GROWTH                                                             GOVERNMENT
    AND                           ASSET           DIVERSIFIED          MONEY
  INCOME           VALUE         MANAGER         INTERNATIONAL         MARKET
   FUND             FUND          FUND                FUND              FUND         LOAN FUND         TOTAL
---------------------------------------------------------------------------------------------------------------

$ 2,532,217      $      --        $ 1,535,417      $      --        $ 2,390,581      $   404,504     $12,121,853



    734,568          (12,067)         187,867           (3,614)            --               --         1,753,698
    215,197           22,005          190,651            4,282          151,905             --         1,360,508
      6,476              284            6,192               13           10,068             --            41,920
  1,052,792           34,867          424,603           34,860          810,775             --         4,625,497
    460,578           11,060          195,766           11,340           (8,643)            --         1,667,698
    120,925             --              5,092              148            6,190             --           303,238

    479,627           23,938           52,513           49,062          410,695             --         2,373,205
-----------      -----------      -----------      -----------      -----------      -----------     -----------
  3,070,163           80,087        1,062,684           96,091        1,380,990             --        12,125,764


    221,813           12,473          133,317           13,430          344,320           55,545       1,464,885
      2,250             --              3,994             --             45,263             --            55,088
-----------      -----------      -----------      -----------      -----------      -----------     -----------
    224,063           12,473          137,311           13,430          389,583           55,545       1,519,973



   (128,226)            (144)         (45,691)            (340)        (128,031)         379,746            --
     29,451          104,695         (136,950)          31,419           14,149             --              --
-----------      -----------      -----------      -----------      -----------      -----------     -----------

$ 5,279,542      $   172,165      $ 2,278,149      $   113,740      $ 3,268,106      $   728,705     $22,727,644
===========      ===========      ===========      ===========      ===========      ===========     ===========


See accompanying notes.

                  Palm Harbor Homes, Inc. Employee Savings Plan

                          Notes to Financial Statements

                                December 31, 1998


1. DESCRIPTION OF PLAN

The following description of the Palm Harbor Homes, Inc. Employee Savings Plan
(Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all employees of Palm Harbor Homes, Inc. (the Company), and certain unrelated employers who have at least three consecutive months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 1997, the Company merged the Newco Homes, L.P. Tax Savings Plan into the Plan. In conjunction with the merger, the Company amended the Plan to decrease the service requirements for eligibility.

Effective April 1, 1997, the Company amended the Plan to change the Plan's definition of Predecessor Employer.

Effective January 1, 1998, the Company amended the Plan to change a participant's vested interest in his employer-matching contributions and to allow for the merger of the participants of the Cedar Creek Pro Plan from Ken McGee Enterprises, Inc., into the Plan.

Effective July 1, 1998, the Company merged the Countryside Mobile Homes, Inc. 401(k) Plan, Carna Mobile Homes, Inc. 401(k) Plan, All Star Homes, Inc. 401(k) Plan, Cannon Manufacturing Housing Group 401(k) Plan, and the Star Mobile Homes, Inc. 401(k) Plan (collectively, the merged plans) into the Plan. Additionally, the participants of the merged plans are eligible to participate in the Palm Harbor Homes, Inc. Employee Savings Plan effective July 1, 1998. The assets of the merged plans were transferred in August 1998.

CONTRIBUTIONS

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Company contributes on a Plan-year basis 50% of the first 6% of compensation that a participant contributes to the Plan.

                  Palm Harbor Homes, Inc. Employee Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, the Company's matching contributions and allocations of Plan earnings. Allocations of plan earnings are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeited balances of terminated participants' nonvested accounts are used to reduce Plan expenses and/or future Company contributions. At December 31, 1998 and 1997, $10,257 and $20,245, respectively, were available to be used for future Plan expenses or Company contributions.

During 1998 and 1997, the Company funded many of its contributions using these forfeitures as evidenced by the negative employer contribution in the Retirement Government Money Market Fund which held the forfeited monies.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Prior to January 1, 1998, there was no vesting of Company contributions prior to the completion of five years of service. However, effective January 1, 1998, participants vest in Company contributions as follows: two years - 20%, three years - 40%, four years - 60%, and five years - 100%.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 1% increments in any of ten investment options.

Participants may change their investment options daily.

PARTICIPANT LOANS RECEIVABLE

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance or $50,000 (adjusted for loan payments during the previous year). A participant may have only one loan outstanding at any time. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from up to five years or up to ten years for the purchase of a primary

                  Palm Harbor Homes, Inc. Employee Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the prime rate plus 1% as determined by the Plan Administrator.
Principal and interest is paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

On termination of service, a participant or beneficiary may receive a lump-sum amount equal to the vested value of his or her account, or, upon death, disability, or retirement, elect to receive annual installments over a certain period which does not extend beyond the life expectancy of the participant or his beneficiary. Upon the death of a participant who is a current employee, the account is automatically 100% vested. If a participant's account is $3,500 or less, the balance of such account will be distributed in a lump-sum amount upon retirement, disability, death, or termination of employment.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. SUMMARY OF ACCOUNTING POLICIES

INVESTMENTS

Investments in mutual funds are recorded at fair value as determined by quoted market prices in an active market. Investments in the unitized stock fund are recorded at fair value as determined by the combined market values of the underlying common stock and short-term cash position. The market value of the common stock portion of the fund is based on the closing price of the common stock on its primary exchange times the number of shares held in the fund. Participant loans are recorded at cost which approximates fair value.

ADMINISTRATIVE EXPENSES

Costs and expenses of administering the Plan are paid by the Company, unless paid by the Plan.

                  Palm Harbor Homes, Inc. Employee Savings Plan

2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

BASIS OF ACCOUNTING

The financial statements are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.
Actual results could differ from those estimates.

3. INVESTMENTS

Investments are held by the Plan's trustee, Fidelity Management Trust Company. Individual investments that represent 5% or more of the Plan's net assets at December 31 are as follows:

                                                                          1998                 1997
                                                                      -----------          -----------

Investments, at fair value:
   Palm Harbor Common Stock                                           $ 2,016,574          $    --
   Fidelity Magellan Fund                                               7,750,722            4,868,169
   Fidelity Contrafund                                                  7,508,301            5,310,067
   Fidelity Growth and Income Fund                                      8,161,956            5,239,448
   Fidelity Asset Manager Fund                                          2,762,177            2,251,906
   Fidelity Retirement Government Money Market Fund                     4,188,160            3,197,645

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 11, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                  Palm Harbor Homes, Inc. Employee Savings Plan

5. CONTRIBUTIONS REFUNDABLE

Contributions refundable represents excess contributions refundable to certain participants in order to comply with certain nondiscrimination requirements.

6. ADMINISTRATION

The Plan is administered by the Company. Fidelity Management Trust Company serves as trustee, and Fidelity Institutional Retirement Services Company serves as recordkeeper.

7. YEAR 2000 ISSUE (UNAUDITED)

The Company has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Company is taking a two-phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications and test the software and equipment for the year 2000 modifications. The Company anticipates substantially completing this phase of the project by September 30, 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Company.

For the second phase of the project, Plan management established formal communications with its third-party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third-party service providers have indicated that they will be year 2000 compliant by mid 1999. If modification of data processing systems of either the Plan, the Company, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan; however, the year 2000 issue is being closely monitored by the Company and additional measures will be taken as risks are determined.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets per the financial statements to the Form 5500:

                                                                                    DECEMBER 31,
                                                                                        1998
                                                                                   -------------

        Net assets per the financial statements                                     $ 34,990,899
        Amounts allocated to withdrawing participants                                    (83,438)
                                                                                    ------------
        Net assets per Form 5500                                                    $ 34,907,461
                                                                                    ============

                  Palm Harbor Homes, Inc. Employee Savings Plan

8. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500 (CONTINUED)

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

                                                                                     YEAR ENDED
                                                                                    DECEMBER 31,
                                                                                        1998
                                                                                    ------------

        Distributions to participants per the financial
          statements                                                                 $ 2,523,052
        Amounts allocated to withdrawing participants at
          end of year                                                                     83,438
                                                                                     -----------
        Distributions to participants per the Form 5500                              $ 2,606,490
                                                                                     ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for distributions that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                  Palm Harbor Homes, Inc. Employee Savings Plan

                                 EIN: 59-1036634
                                   Plan #: 333

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998



                                                                (c)
                                                     DESCRIPTION OF INVESTMENT
                          (b)                    INCLUDING MATURITY DATE, RATE OF
         IDENTITY OF ISSUE, BORROWER, LESSOR,      INTEREST, COLLATERAL, PAR, OR           (d)               (e)
  (a)              OR SIMILAR PARTY                       MATURITY VALUE                  COST          CURRENT VALUE
------------------------------------------------------------------------------------------------------------------------
   *    Fidelity Management Trust Company:
                                                Magellan Fund;
                                                   64,151 shares                      $  5,831,489      $  7,750,722

                                                Contrafund; 132,212 shares               6,093,046         7,508,301

                                                Growth and Income Fund;
                                                   178,053 shares                        6,109,594         8,161,956

                                                Asset Manager Fund;
                                                   158,837 shares                        2,702,740         2,762,177

                                                Retirement Government Money Market
                                                   Fund; 4,188,160 shares                4,188,160         4,188,160

                                                Palm Harbor Common Stock;
                                                   80,063 shares                         2,196,642         2,016,574

                                                Institutional Cash Portfolio;
                                                   36,956 shares                            36,956            36,956

                                                Puritan Fund; 13,131 shares                254,235           263,538

                                                GNMA Fund; 9,844 shares                    107,221           107,206

                                                Value Fund; 6,716  shares                  357,671           311,272

                                                Diversified International Fund;
                                                   13,952 shares                           236,741           247,229

                                                Retirement Money Market Fund;
                                                   92,682 shares                            92,682            92,682

   *     Participants                           Loans with interest rates from
                                                7% - 10%; various maturity dates
                                                through 2008; secured by
                                                participant vested accrued benefits           --           1,302,062
                                                                                       -----------       -----------
                                                                                       $28,207,177       $34,748,835
                                                                                       ===========       ===========


*Denotes party-in-interest

                 Palm Harbor Homes, Inc. Employee Savings Plan

                                EIN: 59-1036634
                                  Plan #: 333

           Line 27b - Schedule of Loans and Fixed Income Obligations

                               December 31, 1998



                                           AMOUNT RECEIVED DURING
                             ORIGINAL          REPORTING YEAR       UNPAID BALANCE
   IDENTITY AND ADDRESS       AMOUNT     ------------------------        AT END
        OF OBLIGOR            OF LOAN     PRINCIPAL     INTEREST        OF YEAR
--------------------------- ------------ ------------- ----------   --------------

Raymond H. Lewis
234 Inskeep Roalm
Lucasville, OH 45648         $1,200.00      $23.04        $9.50        $1,176.96


                              DETAILED DESCRIPTION OF LOAN INCLUDING DATES OF
                              MAKING AND MATURITY, INTEREST RATE, THE TYPE AND
                               VALUE OF COLLATERAL, AND RENEGOTIATING OF THE            AMOUNT OVERDUE
   IDENTITY AND ADDRESS                  LOAN AND THE TERMS OF THE                ------------------------
        OF OBLIGOR                RENEGOTIATING, AND OTHER MATERIAL ITEMS          PRINCIPAL     INTEREST
---------------------------  --------------------------------------------------   ------------  -----------

Raymond H. Lewis              Date of making July 30, 1998, 9.50%, matures
234 Inskeep Roalm               July 15, 1999, collaterized by participant's
Lucasville, OH 45648            account                                              $463.25       $30.36

                 Palm Harbor Homes, Inc. Employee Savings Plan

                                EIN: 59-1036634
                                  Plan #: 333

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998




                                                                           (c)           (d)           (e)
               (a)                                (b)                    PURCHASE      SELLING        LEASE
   IDENTITY OF PARTY INVOLVED            DESCRIPTION OF ASSET             PRICE         PRICE        RENTAL
-------------------------------------------------------------------------------------------------------------

Category (iii) - Series of transactions in excess of 5% of Plan assets
----------------------------------------------------------------------

Fidelity Mgmt. Trust Co.          Magellan Fund                         $2,820,872   $         --   $   --
                                                                                --      1,445,645       --

Fidelity Mgmt. Trust Co.          Contrafund Fund                        2,672,206             --       --
                                                                                --      1,688,266       --

Fidelity Mgmt. Trust Co.          Growth and Income Fund                 3,259,145             --       --
                                                                                --      1,610,041       --

Fidelity Mgmt. Trust Co.          Asset Manager Fund                     1,215,769             --       --
                                                                                --        592,706       --

Fidelity Mgmt. Trust Co.          Retirement Government Money Market     2,573,604             --       --
                                     Fund                                       --      1,583,091       --

Fidelity Mgmt. Trust Co.          Institutional Cash Portfolio           2,641,855             --       --
                                                                                --      2,613,702       --

Fidelity Mgmt. Trust Co.          Palm Harbor Common Stock               2,409,844             --       --
                                                                                --        705,802       --


                                                                                                             (h)
                                                                               (f)                    CURRENT VALUE OF
                                                                             EXPENSE           (g)        ASSET ON           (i)
               (a)                                (b)                     INCURRED WITH       COST       TRANSACTION      NET GAIN
   IDENTITY OF PARTY INVOLVED            DESCRIPTION OF ASSET              TRANSACTION      OF ASSET        DATE          OR (LOSS)
------------------------------------------------------------------------------------------------------------------------------------

Category (iii) - Series of transactions in excess of 5% of Plan assets
----------------------------------------------------------------------

Fidelity Mgmt. Trust Co.          Magellan Fund                              $            $2,820,872      $2,820,872     $       --
                                                                                  --       1,269,272       1,445,645        176,373

Fidelity Mgmt. Trust Co.          Contrafund Fund                                 --        2,672,206       2,672,206            --
                                                                                  --        1,408,354       1,688,266       279,912

Fidelity Mgmt. Trust Co.          Growth and Income Fund                          --        3,259,145       3,259,145            --
                                                                                  --        1,341,001       1,610,041       269,040

Fidelity Mgmt. Trust Co.          Asset Manager Fund                              --        1,215,769       1,215,769            --
                                                                                  --          533,942         592,706        58,764

Fidelity Mgmt. Trust Co.          Retirement Government Money Market              --        2,573,604       2,573,604            --
                                     Fund                                         --        1,583,091       1,583,091            --

Fidelity Mgmt. Trust Co.          Institutional Cash Portfolio                    --        2,641,855       2,641,855            --
                                                                                  --        2,613,702       2,613,702            --

Fidelity Mgmt. Trust Co.          Palm Harbor Common Stock                        --        2,409,844       2,409,844            --
                                                                                  --          705,802         705,802            --

There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 1998.

                                INDEX TO EXHIBIT



EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------

  23              Consent of Ernst & Young LLP, Independent Auditors